Mail Stop 3561

March 9, 2007

Via U.S. Mail & Facsimile (914) 693-2963
Mr. Haris Tajyar
President
Harry's Trucking, Inc.
15981 Yarnell Street #225
Sylmar, CA 91342

>   **Re: Harry's Trucking, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed February 13, 2007**
>   **File No. 333-140637**

Dear Mr. Tajyar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to provide an independent basis for the marketing language provided throughout the prospectus. Alternatively, delete. For example:
    - Page 3: "state-of-the-art operations."
    - Page 3: "highest level of personal customer service."
    - Page 4: "testament to our lean operations, conservative and calculated growth strategy."
    - Page 4: Haris Tajyar's "vast experience with public financial markets."

Mr. Haris Tajyar
Harry's Trucking, Inc.
March 9, 2007
Page 2

- Page 20: Miki Antunovich "played a vital role in the growth" of Sunterra Golf "from initial revenue of $3,200,000 to greater than $25,000,000."
- Page 26: "A disciplined entrepreneurial business atmosphere."

2. Please identify the source of third-party information throughout the filing or attribute the statistics to the company, based on its own research. For example:
   - Page 4: "A number of other small operators are sitting on the sidelines waiting for gas prices to fall or have simply filed for Chapter 11."
   - Page 4: "In 2003, POLA became the top U.S. international freight gateway," with "[a]nnual cargo shipments from China alone into POLA" totaling "approximately $50.0 billion."
   - Page 26: "It is estimated that the annual revenue of domestic truckload carriers amounts to approximately $400 billion per year."
   - Page 27: "the transportation industry's supply and demand ratio have tipped significantly in favor of the transporters since the deregulation of the industry in 1980."
   - Page 27: "Trucking company failures in the last four years are continuing at a pace higher than the previous fifteen years."
   - Page 27: "Many truckload carriers slowed their fleet growth in the last three years and some carriers have downsized their fleets to improve their operating margins and returns."

3. Please review your entire filing and remove all duplication. For example:
   - The risk factor entitled, "We may not be able to continue as a going concern," appears twice on page 7.
   - The sentence beginning with "On September 6, 2006, 900,000 shares were issued" on page 14 under Selling Shareholders is repeated twice.
   - The sentence beginning with "Selling shareholders and any purchasers of our securities" on page 17 under Plan of Distribution is repeated twice.
   - You have two sections describing forward-looking statements. One is on page 23 and one is on page 35.
   - You list risk factors at the bottom of page 36 and at the top of page 37 that should be folded into the general risk factor section on page 7.
   - You have a Government Regulation section on both pages 27 and 37.

Cover Page

4. You indicate that you "intend to initiate steps" to have your common stock quoted on the Over the Counter Bulletin Board. Please revise this disclosure to describe

the current status of these efforts, as you do on page 11 where you indicate that you have obtained a market maker to file an application with NASD on your behalf.

5. Item 501 of Regulation S-B governs the information that should appear on the cover page. The paragraph beginning with "We are a non-asset based third-party logistics provider" is more appropriate in the Summary or Business sections. Please revise accordingly.

<u>Our Business, page 2</u>

6. Disclose near the beginning of the summary that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion. Additionally, we note from page 7 that your presently available funds will not be sufficient to meet your anticipated needs for your business plan and for working capital and capital expenditures for the next twelve months. Clearly state this fact near the beginning of the summary, as well.

7. Please disclose your revenues and net loss for the most recent audited period to provide a financial snapshot of your company. In addition, we note that you have lost money in each of the last two years. Please clarify, here or in the Business section, what factors caused these losses and why you believe that your new business model will reverse this trend.

<u>Immediate Growth, page 3</u>

8. Each time in the prospectus that you mention revenue growth, as you do here, please also mention your net losses. In addition, please indicate here that you sold your fleet in February 2006 and provide or describe your brokerage revenues after February 2006 in order to give investors a better idea of how your <u>current</u> business is performing.

<u>Avoidance of common pitfalls, page 4</u>

9. Please provide us with support for your assertion that Haris Tajyar has consulted "company CEOs and CFOs from their infancies through their multi-billion dollar growth stages." Further, please describe how Haris Tajyar "has learned and taken advantage of his experiences and network to ensure we benefit from his knowledge and contacts" and how you "depend on his significant leadership abilities" if he "currently spends virtually none of his time operating the business."

Risk Factors, page 7

10. Please consider adding a risk factor that the third-party logistics services business "increasingly relies on advanced information technology" that favors "larger, more professionally managed companies" than your own, as you indicate on page 25.

We depend upon other carriers to provide equipment and services, page 7

11. If you rely on just one or a few carriers, revise to provide a separate risk factor discussing the risk to your business related to such dependence and whether you would be able to quickly find replacement carriers if necessary. Additionally, if you are dependent on one or a few major customers in your brokerage business, you should describe the risks associated with dependence on major customers and revise your Business section to provide the information required by Item 101(b)(6) of Regulation S-B.

Security Ownership of Management, page 20

12. Please revise to provide the information required by Item 403 of Regulation S-B for any person who is known to be the beneficial owner of more than five percent of any class of your voting securities, not 10% as you indicate here. In addition, please indicate that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days. Please refer to the Instructions to Item 403 of Regulation SB and to Exchange Act Rule 13d-3(d)(1). Finally, revise your beneficial ownership table to provide a column indicating the percentage ownership held by each of the named individuals prior to the offering.

Description of Business, page 23

General

13. Please note that this section and the Summary are supposed to present a description of your company that is accurate at the time of effectiveness. You need to substantially revise this entire section and the Summary to achieve this goal. For example,

- Describe in the summary what "brokerage operations" and other services you provide as a "non-asset based third-party logistics provider." If you subcontract with other trucking companies to deliver your customers' goods, then please clearly state this fact.
- Significantly expand your Business section on page 25 to describe each specific service that you currently provide. Do you provide each of the

services that logistics providers generally provide, as you describe them in the
second-to-last paragraph of the Industry section on page 24?

- Significantly revise the Sales and Marketing section on page 25 to describe
  your current marketing efforts, and not just your future plans, including
  information on your current number of sales associates.
- Revise the Summary to either remove the discussion regarding the Port of Los
  Angeles or to provide more information about the current status of your
  relationships with U.S. importers and Chinese exporters.

You can discuss your plans and hopes but you need to indicate clearly that they
are not a current description of your operations and you need to discuss the steps
that will be necessary to realize them, including your estimated cost for each step
and, if practicable, your timeline. This information will assist investors in making
an evaluation of your company.

14. We note that you do not provide your website address, which you are encouraged
to do. Refer to Item 101(c)(3) of Regulation S-B. In addition, although you do
not provide your website address, it appears as though your website address is
www.harrystrucking.com. However, the contents of the website indicate that
Harry's Trucking operates a fleet of trucks and provides long-haul trucking
services, which you indicate on page 25 that you stopped doing in February 2006.
Please advise.

Forward Looking Statement Information, page 23

15. Either delete reference to the provisions of the Private Securities Litigation
Reform Act of 1995 in the second paragraph here and in your discussion of
forward-looking statements on page 35 or expand your disclosure to clarify that
the safe harbor offered by the Private Securities Litigation Reform Act does not
apply to penny stocks or companies with no Exchange Act reporting history like
yours.

Overview, page 28

16. Please provide supplementally a detailed listing of the vehicles that comprised
your fleet prior to February 2006, with a notation of the sale date of each vehicle.

17. We note that, as a non-asset based logistics provider, you state that you are able to
capitalize on your strategic relationships developed when you operated as a
truckload carrier. Please explain supplementally in detail what you mean by this
statement, including whether you have kept the same customers.

<u>Trucking Revenue, page 31</u>

18. In your description of the revenue generated from the trucking business, you make no mention of your decision to eliminate this portion of your operations through the sale of your fleet of vehicles. Please clarify your discussion to clearly state that your former trucking business has ceased operations.

19. Please add separately captioned sections for liquidity and off balance sheet arrangements. See Item 303(c) of Regulation S-B for guidance.

<u>Selling, General and Administrative, page 34</u>

20. Please tell us how it is possible for such expenses to increase $94,645 for the nine months ended September 2006 compared to the same period in 2005 "due to expanded operations and a larger fleet of equipment placed in service," given that you sold your fleet in February 2006, near the start of your fiscal year 2006.

<u>Executive Compensation, page 39</u>

21. You make repeated references here to contributions to capital by Omar Tajyar and Miki Antunovich in return for stockholders equity. Please describe what this means, along with the last sentence stating that the expenses related to these individuals "were, in essence, being paid" by the "majority stockholder." If you mean that Omar Tajyar and Miki Antunovich received stock rather than cash, and that these stock payments came from Haris Tajyar, then please also describe these transactions in the Selling Shareholder section. In addition, note that Item 402 of Regulation S-B requires that the value of all compensation in whatever form be disclosed here. Please revise this section accordingly or advise. Additionally, please ensure that your amendment includes the executive compensation disclosure in the form required by updated Item 402 of Regulation S-B.

<u>Financial Statements</u>

<u>General</u>

22. Please consider the financial statement updating requirements of Regulation S-B, Item 310 on an ongoing basis. In this regard, please note that, when additional financial statements are filed in an amendment, the staff may require significant additional time to review the amendment.

Independent Auditor's Report, page F-1

23. Please note that your auditors are required by PCAOB Rule 3100 to comply with all applicable auditing and related professional practice standards of the PCAOB. When such standards are followed, AS 1 states that the auditor's report should make reference to "the standards of the Public Company Accounting Oversight Board (United States)", and not generally accepted auditing standards. Please have your auditors tell us supplementally whether they followed PCAOB standards in planning and performing the audit of your company, and advise them to revise their auditor's report accordingly if these standards were indeed followed.

Statements of Operations, page F-3

24. In light of the nature of your continuing business, we believe it is inappropriate to use the subtotal "Gross profit" on the face of your Statements of Operations. As such, please remove this subtotal.

25. We note that you have considered the disposal of your fleet of vehicles as an operating activity. As such, the loss on disposal of this equipment should be included in operating expenses, not as a component of other income or expense. Please move this line item accordingly. Alternatively, if you determine that disposal of your fleet of vehicles meets the criteria to qualify as a discontinued operation, the results of operations of that component, including any loss on disposal, should be reported as a separate component of income, net of any tax effects, after income from continuing operations. See related comment below.

26. Please note that any related party expenses should be separately identified to the extent that the expenses are material. Please advise or revise.

27. Please revise to include net loss per share for all periods presented. See SFAS 128 for guidance.

Note 3 – Property and Equipment, page F-13

28. With respect to the decision to sell your entire fleet of vehicles in February 2006 and begin operations as a non-asset based logistics provider, please tell us whether consideration was given to accounting for your former trucking business as discontinued operations under SFAS 144. In this regard, explain the facts and circumstances that lead to your present accounting treatment and the guidance you relied upon.

29. We note that you recorded a loss on disposal of equipment of $77,000 for the nine months ended September 30, 2006. Please tell us what consideration was given to assessing the vehicles for impairment in periods prior to the sale in accordance with SFAS 144, and the facts and circumstances leading to your conclusion that no impairment charge was necessary. Your explanation should include any changes in circumstance between December 31, 2005 and the sale of the vehicles that would have contributed to a loss at the time of the sale in early 2006 that did not exist at December 31, 2005.

Note 6 – Equity Transactions, page 14

30. We note your disclosure stating that, for the period from inception through December 31, 2004, two members contributed $138,135, which included $50,000 used to purchase property and equipment. However, your statement of cash flows for that period shows capital contributions of $88,135. Please explain this discrepancy, including whether the difference of $50,000 was a cash or non-cash capital contribution.

Note 7 – Related Party Transactions, page 15

31. Tell us how much rent expense you would have incurred had you been charged rent for the space that you occupied.

Signatures, page II-4

32. Please provide the signature of the controller or principal accounting officer, as requested in the instructions for signatures to Form SB-2.

Exhibit 23.1

33. An updated accountants' consent should be provided in the next amendment. Also, please ensure that such consent is properly dated. See Item 601(b)(23) of Regulation S-B.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Haris Tajyar
Harry's Trucking, Inc.
March 9, 2007
Page 9

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Haris Tajyar
Harry's Trucking, Inc.
March 9, 2007
Page 10

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (914) 693-2963
        Frank Hariton, Esq.